                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 15)*

                         Intek Diversified Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458134 10 3
                                ----------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 11, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.


__________________________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 458134 10 3                  13D                    Page 2 of 4 Pages
           -----------

     (1)    NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited
            --------------------------------------------------------------------

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
            --------------------------------------------------------------------

     (3)    SEC USE ONLY

            --------------------------------------------------------------------

     (4)    SOURCE OF FUNDS*

            WC; OO
            --------------------------------------------------------------------

     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

            --------------------------------------------------------------------

     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
            --------------------------------------------------------------------

                            (7)   SOLE VOTING POWER

                                  3,010,850
                                  ----------------------------------------------
       NUMBER OF            (8)   SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    --
        OWNED BY                  ----------------------------------------------
         EACH
       REPORTING            (9)   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  3,010,850
                                  ----------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                      --
                                  ----------------------------------------------

    (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,010,850
            --------------------------------------------------------------------

    (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

            --------------------------------------------------------------------

    (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.75%
            --------------------------------------------------------------------

    (14)    TYPE OF REPORTING PERSON*

            CO
            --------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 458134 10 3          Page 2 of 4 Pages
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                                  SCHEDULE 13D

     The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13") and on April 16, 1996 ("Amendment No. 14") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by inserting immediately prior to the penultimate paragraph thereof, the following:

               On April 11, 1996, SCL borrowed the original principal amount of U.S. $3,000,000 from Octagon Capital Canada Corporation, a corporation incorporated under the laws of the Province of Ontario, Canada ("OCC"), pursuant to a Loan Agreement between OCC, SCL and Midland (the "OCC Loan Agreement," a copy of which is attached hereto as EXHIBIT T and incorporated herein). In connection with the OCC Loan Agreement, Midland guaranteed SCL's obligations under the Loan Agreement pursuant to a Secured Guaranty, dated April 11, 1996, of Midland in favor of OCC (the "Midland Secured Guaranty," a copy of which is attached hereto as EXHIBIT U and incorporated herein), and pledged as security for Midland's obligations thereunder substantially all of its assets, as set forth in the Security Agreement, dated as of April 11, 1996, made by Midland in favor of OCC (the "Midland Security Agreement," a copy of which is attached hereto as EXHIBIT V and incorporated herein) and the Pledge Agreement, dated as of April 11, 1996, made by Midland in favor of OCC (the "Midland Pledge Agreement," a copy of which is attached hereto as EXHIBIT W and incorporated herein). Pursuant to the terms of an Assignment Agreement, made April 11, 1996, from OCC to Mees Pierson ICS Limited ("Mees Pierson") (the "Assignment Agreement," a copy of which is attached hereto as EXHIBIT X, and incorporated herein), OCC assigned its rights in the OCC Loan Agreement, the Midland Secured Guaranty, the Midland Security Agreement and the Midland Pledge Agreement to Mees Pierson. Pursuant to the terms of the Loan Agreement, SCL issued a Debenture in the original principal amount of U.S.$3,000,000 in favor of Mees Pierson as assignee of OCC (the "Mees Pierson Debenture," a copy of which is attached hereto as EXHIBIT Y and incorporated herein). The Mees Pierson Debenture bears interest at the rate of 12.68% per annum and is due on October 8, 1996. Pursuant to the terms of the Mees Pierson Debenture, SCL pledged 400,000 shares of Common Stock and SCL's rights to acquire 1,000,000 shares of Common Stock from Roamer One Holdings, Inc. pursuant to the SCL Option Agreement as collateral to secure SCL's repayment of the Mees Pierson Debenture and the performance by SCL of all of its obligations to Mees Pierson.

ITEM 7.  EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended by inserting the following new Exhibits at the end thereof:

       EXHIBIT T  Loan Agreement between OCC, SCL and Midland dated the 11th day of April, 1996

       Exhibit U  Secured Guaranty dated April 11, 1996 of Midland in favor of
                  OCC

       Exhibit V Security Agreement dated as of April 11, 1996 made by Midland in favor of OCC

       Exhibit W  Pledge Agreement dated as of April 11, 1996 made by Midland in favor of OCC

       Exhibit X Assignment Agreement made April 11, 1996 from OCC to Mees Pierson ICS Limited

       Exhibit Y Debenture of SCL dated April 11, 1996, in favor of Mees Pierson and in the original principal amount of $3,000,000

                      [SIGNATURES COMMENCE ON NEXT PAGE.]


  CUSIP NO. 458134 10 3       Page 3 of 4 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                         SIMMONDS CAPITAL LTD.


                          April 19, 1996
                         -------------------------------------------------------
                                               (Date)


                          /s/ David C. O'Kell
                         -------------------------------------------------------
                                             (Signature)


                         David C. O'Kell, Executive Vice President and Secretary
                         -------------------------------------------------------
                                            (Name/Title)


CUSIP NO. 458134 10 3             Page 4 of 4 Pages